UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________

FORM SD

SPECIALIZED DISCLOSURE REPORT
________________________________________

NCR VOYIX CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	001-00395
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

864 Spring Street NW, Atlanta, GA	30308
(Address of principal executive offices)	(Zip Code)

Kelli E. Sterrett
Executive Vice President, General Counsel and Secretary
(800) 225-5627
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
NCR Voyix Corporation (the “Company,” “NCR Voyix,” “we” or “us”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025 to December 31, 2025 ("2025").
A brief description of the Company's reasonable country of origin inquiry for 2025 ("RCOI"), the results of its RCOI, and the determination the Company reached as a result of its RCOI is included below.
Company Overview
NCR Voyix is a global platform-powered leader in unified commerce for shopping and dining, empowering our customers to deliver quality experiences to consumers through our comprehensive suite of SaaS solutions and service offerings.
As of the end of 2025, the Company manages and reports the following two segments:
•Retail - Our Retail segment primarily serves enterprise and mid-market retailers in the convenience, fuel & retail; grocery, drug & mass merchandise; and department & specialty retail industries. Our retail solutions provide end-to-end connectivity to a customer's operations, including, but not limited to the following: operational activities, point-of-sale, inventory management, fraud and loss prevention, loyalty, consumer engagement, installation, maintenance, and managed and professional services. Additionally, these solutions include open application program interface connectivity to retail software platforms and applications, hardware terminals, self-service kiosks, including self-checkout, payment processing and merchant acquiring solutions, and barcode scanners.
•Restaurants - Our Restaurants segment is focused on serving restaurants and food service establishments, including quick-service, table-service, and fast casual restaurants of all sizes. Our restaurant solutions include, among others, point-of-sale solutions, payment processing and merchant acquiring services, installation, maintenance, and managed and professional services. These solutions are designed to help streamline order and transaction processing, increase consumer engagement, increase kitchen productivity, and reduce operating costs.
Historically, we have leveraged a global network of third parties to manufacture and assemble the hardware products we sold to customers. However, the Company has transitioned its self-checkout and point-of-sale hardware businesses to an outsourced design and manufacturing model under a commercial agreement with a third party (the "Hardware Business Transition"). As of April 1, 2026, the Company has fully implemented this model and is utilizing this third party as our single-source partner to design, supply, manufacture and ship hardware products, with the Company acting as a sales agent on behalf of this third party.

For additional information related to the Hardware Business Transition, refer to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 and the Company's Annual Report on Form 10-K for the year ended December 31, 2025, each as filed with the U.S. Securities and Exchange Commission ("SEC").
Summary
Based on the Company’s RCOI and the procedures described in this Form SD, the Company has determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2025 to December 31, 2025, the Company has no reason to believe that any conflict minerals (“Conflict Minerals”) necessary to the functionality or production of such products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), as those terms are defined by the SEC.
Reasonable Country of Origin Inquiry
The Company is committed to ethical practices and compliance with all applicable laws and regulations. We are also committed to working with our suppliers to responsibly source the materials and components that are used in manufacturing products or that are used in the performance of a contract to manufacture products on our behalf. The Company does not directly purchase any Conflict Minerals, and the Company does not have any direct relationships with any mines or smelters or refiners ("SORs") that process any Conflict Minerals. Instead, the Company relies on a number of suppliers to provide the Company with the components necessary to the functionality of its products and on the contract manufacturers the Company utilizes to manufacture products on our behalf, whereby the contract manufacturers source components directly from suppliers.
Throughout 2025, the Company’s RCOI efforts regarding Conflict Minerals were reasonably designed to confirm whether the products the Company manufactured or contracted to manufacture contained Conflict Minerals, obtain transparency into the supply chain for such products, and increase engagement from the Company's suppliers concerning Conflict Minerals issues.
The specific goal of the Company’s RCOI was to determine whether any Conflict Minerals in its relevant products originated in any of the Covered Countries. In part, the Company’s RCOI process for 2025 included:
•maintaining a working group comprised of representatives from the Company’s operational, legal and supply chain functions;
•surveying the Company’s suppliers to verify critical information about the presence and origin of Conflict Minerals contained in the products they supply to the Company;
•communicating diligently with any significant suppliers that did not timely respond to surveys or provided incomplete surveys; and
•analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions in this Form SD.

Because the Company does not directly purchase any Conflict Minerals, and the Company does not have any direct relationships with any mines or SORs, the Company relies on its suppliers and contract manufacturers to provide the Company with information regarding the source of any Conflict Minerals that are necessary to the functionality or production of the components or the completed products, as the case may be, that they supply to the Company.
As part of the RCOI, the Company either (a) surveyed its suppliers soliciting information concerning the presence, if any, and the source, of Conflict Minerals in the components supplied to, or the products manufactured on behalf of, the Company, or (b) relied on publicly available statements issued by the Company's component suppliers or contract manufacturers regarding the presence, if any, and the source of Conflict Minerals within the components supplied to, or the products manufactured on behalf of, the Company.
Determination
Based on the results of the Company’s RCOI, the Company has determined that it has no reason to believe that Conflict Minerals contained in the Company’s products originated in the Covered Countries.
The Company believes its RCOI process was reasonably designed and performed in good faith. However, despite the Company's efforts to review, validate and confirm the information received, there are inherent limitations in the information provided by third parties, including, but not limited to, potential inaccuracies, incompleteness, or falsified or misleading information.
Additional Information
This specialized disclosure report on Form SD can be accessed on the Investor Relations section of our website at https://investor.ncrvoyix.com under “Financial Information—SEC Filings.” The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02	Exhibit
Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 - Exhibits

Item 3.01	Exhibits
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NCR Voyix Corporation

By:	/s/ Kelli E. Sterrett
Kelli E. Sterrett
Executive Vice President, General Counsel and Secretary
Date: May 21, 2026